Exhibit 99.1

Sierra Metals Reports Second Quarter 2017 Production Results

TSX: SMT
BVL: SMT
NYSE MKT: SMTS

TORONTO, July 17, 2017 /CNW/ - Sierra Metals Inc. (TSX: SMT) (NYSE MKT: SMTS) (BVL: SMT) ("Sierra Metals" or "the Company") is pleased to report second quarter 2017 production results featuring the second highest quarter of throughput and third highest quarter of metal production to date from the Yauricocha Mine.

Results are from Sierra Metals' three underground mines in Latin America: the Yauricocha polymetallic Mine in Peru and the Bolivar copper and Cusi silver Mines in Mexico.

Second Quarter 2017 Production Highlights

•	Silver equivalent production of 2.7 million ounces; a 3% decrease from Q2 2016
•	Copper equivalent production of 23.1 million pounds; a 3% decrease from Q2 2016
•	Total tonnes processed of 454,805; a 10% decrease from Q2 2016
•	Increase of 14% in silver equivalent production and 10% increase in throughput at Yauricocha during Q2 2017 vs Q2 2016

During the second quarter of 2017, consolidated metal production decreased 3% compared to Q2 2016. The decrease in metal production was due to lower throughput, lower head grades and lower recoveries of all metals, except gold recoveries at Bolivar; and lower throughput, lead and zinc head grades, and silver and lead recoveries at Cusi. This was partially offset by higher throughput, higher copper and zinc head grades, and higher recoveries of all metals, except gold, at Yauricocha.

Igor Gonzales, President and CEO of Sierra Metals commented "Sierra Metals continues to see solid metals production and tonnage processed at our flagship Yauricocha Mine. We are working to increase tonnage at Bolivar with the procurement of new equipment and through the exploration and development of higher grade ore sources which are expected to come into the mine plan early next year."

He continued, "At Cusi, weaker production was the result of a new plan which refocuses efforts away from narrow veins and emphasizes the access, development and production from the Santa Rosa de Lima zone, which has wider structures as well as higher silver grades. An initial 15,000 meter drill program recently completed saw average silver equivalent grades of 371 grams per tonne and average widths of 4.1 meters. The Company has almost completed an additional 15,000 meters of infill drilling and is working to complete a ramp designed to allow us to include material from the Santa Rosa de Lima zone, which has improved head grades as part of our mill feed in the latter part of the year. Additionally, structural development will be completed using a long hole mining method which is a change from our existing cut and fill methodology."

He concluded "We continue working at all our mines to improve grade, operations and best practices as well as introduce modern equipment. Management are optimistic that these changes will serve to increase production and improve grade for the latter part of 2017 and for the years to come."

Consolidated Production Results

Consolidated Production	3 Months Ended			6 Months Ended			2017 Guidance
	Q2 2017	Q2 2016	% Var.	Q2 2017	Q2 2016	% Var.	Low	High

Tonnes processed (mt)	454,805	503,988	-10%	984,500	980,207	0%
Daily throughput	5,198	5,760	-10%	5,626	5,601	0%

Silver ounces (000's)	616	780	-21%	1,314	1,368	-4%	2,987	3,485
Copper pounds (000's)	5,315	5,245	1%	12,605	11,081	14%	31,050	36,200
Lead pounds (000's)	8,467	10,655	-21%	17,610	18,911	-7%	31,100	36,300
Zinc pounds (000's)	18,530	14,218	30%	36,666	25,137	46%	61,800	72,100
Gold ounces	1,312	2,197	-40%	3,089	4,432	-30%	7,800	9,100

Silver equivalent ounces (000's)(1)	2,696	2,778	-3%	5,746	5,152	12%	11,534	13,454
Copper equivalent pounds (000's)(1)	23,061	23,758	-3%	49,147	44,067	12%	98,642	115,066

(1) Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

Yauricocha Mine, Peru

The Yauricocha Mine processed the second highest quarterly throughput in the mine's history of 237,912 tonnes in Q2 2017, representing a 10% increase compared to Q2 2016. The 14% increase in metal production in Q2 2017 was driven by higher plant throughput, higher copper and zinc head grades, and higher recoveries of all metals, except gold. The Company continues to see improvements in metal production as a result of the installation of a higher capacity hoist and the positive exploration and infill drilling results achieved during the last twelve months.

Continued production from higher grade ore zones, including the Esperanza Zone and the Cuerpos Chicos, has allowed the Company to continue to increase throughput and improve head grades, resulting in higher silver and copper equivalent metal production. The Company also saw an increase in the production of copper (77%) and zinc (18%), while production of silver, lead and gold decreased due to more copper oxides and no lead oxides being processed during Q1 2017. Management believes throughput and metal production will remain stable throughout the year.

A summary of production from the Yauricocha Mine for Q2 2017 has been provided below:

Yauricocha Production	3 Months Ended			6 Months Ended
	Q2 2017	Q2 2016	% Var.	Q2 2017	Q2 2016	% Var.

Tonnes processed	237,912	215,510	10%	489,092	423,090	16%
Daily throughput	2,719	2,463	10%	2,795	2,418	16%

Silver grade (g/t)	76.08	107.34	-29%	78.80	91.09	-13%
Copper grade	0.69%	0.39%	77%	0.75%	0.57%	33%
Lead grade	1.81%	2.93%	-38%	1.79%	2.62%	-32%
Zinc grade	3.88%	3.30%	18%	3.74%	2.99%	25%
Gold Grade (g/t)	0.49	0.64	-24%	0.52	0.64	-18%

Silver recovery	76.97%	62.26%	24%	76.43%	60.23%	27%
Copper recovery	60.65%	51.98%	17%	61.39%	53.44%	15%
Lead recovery	84.32%	68.49%	23%	85.15%	67.50%	26%
Zinc recovery	89.84%	87.53%	3%	89.48%	85.97%	4%
Gold Recovery	15.21%	27.79%	-45%	16.33%	26.60%	-39%

Silver ounces (000's)	448	463	-3%	947	746	27%
Copper pounds (000's)	2,192	959	129%	4,975	2,822	76%
Lead pounds (000's)	8,010	9,550	-16%	16,392	16,494	-1%
Zinc pounds (000's)	18,268	13,708	33%	36,041	23,989	50%
Gold ounces	566	1,236	-54%	1,344	2,299	-42%

Silver equivalent ounces (000's)(1)	2,077	1,816	14%	4,278	3,248	32%
Copper equivalent pounds (000's)(1)	17,761	15,535	14%	36,590	27,781	32%

(1) Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

Bolivar Mine, Mexico

Bolivar saw a reduction in throughput during the quarter with 192,937 tonnes processed which was an 18% decrease when compared to Q2 2016. The lower throughput was due to lower head grades and recoveries which have been slightly lower due to higher antimony levels which have required some blending with lower grade ore stopes.  Additionally, lower volume occurred due to reduced equipment availability as well as the lack of water available to be pumped from the dam into the plant due to lower rainfall levels and an unusually dry summer season.

Copper production of 3.1 million pounds decreased 27%, silver production of 73,000 ounces decreased 31% and gold production of 620 ounces decreased 17% in Q2 2017 compared to Q2 2016.

The Company's focus at Bolivar during the remainder of 2017 will be on improving production volume through the procurement of new equipment including Jumbos, Scoops and Trucks which arrived near the end of the quarter, with the intention of moving more material from available production stopes within the mine.

A summary of production for the Bolivar Mine for Q2 2017 has been provided below:

Bolivar Production	3 Months Ended			6 Months Ended
	Q2 2017	Q2 2016	% Var.	Q2 2017	Q2 2016	% Var.

Tonnes processed (mt)	192,937	236,252	-18%	436,911	455,138	-4%
Daily throughput	2,205	2,700	-18%	2,497	2,601	-4%

Copper grade	0.97%	1.00%	-3%	1.00%	1.03%	-3%
Silver grade (g/t)	15.65	18.51	-15%	15.42	18.44	-16%
Gold grade (g/t)	0.17	0.20	-16%	0.19	0.23	-19%

Copper recovery	76.04%	82.54%	-8%	79.17%	80.13%	-1%
Silver recovery	75.22%	75.76%	-1%	77.28%	75.59%	2%
Gold recovery	58.32%	48.07%	21%	54.81%	46.93%	17%

Copper pounds (000's)	3,123	4,286	-27%	7,630	8,260	-8%
Silver ounces (000's)	73	106	-31%	167	204	-18%
Gold ounces	620	743	-17%	1,460	1,603	-9%

Silver equivalent ounces (000's)(1)	482	660	-27%	1,162	1,282	-9%
Copper equivalent pounds (000's)(1)	4,119	5,643	-27%	9,939	10,966	-9%

(1) Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

Cusi Mine, Mexico

Total ore processed of 23,956 tonnes during Q2 2017 decreased 54% compared to Q2 2016. Lower head grades and recoveries for all metals contributed to the 54% decrease in silver equivalent production.

Silver production of 95,000 ounces decreased 55%, gold production of 126 ounces decreased 42%, lead production of 0.5 million pounds decreased 59%, and zinc production of 0.3 million pounds decreased 49% compared to Q2 2016.

Despite the decreases in tonnage and metal production at Cusi it is important to note that Cusi only represents approximately 5% of Sierra Metals current total production. Cusi's contribution to the Company's overall production is expected to increase depending on the exploration and development success expected at the recently discovered Santa Rosa de Lima zone.  The Company is currently re-evaluating its development plan at the mine following a successful reinterpretation of the mine's geology. Management are very encouraged by data from a recently completed 15,000-metre drilling program (see press release dated June 5, 2017) that was focused on the high-grade Santa Rosa de Lima zone with a goal of increasing tonnage and grade at Cusi, which was not included in the recently released Mineral Resource Estimate at Cusi (please see news release dated April 13, 2017). Further drilling in this area is based on a new conceptual interpretation of the Santa Rosa de Lima structure at the Cusi Mine. This interpretation is based on exploration drilling of the NW-SE regional structural system and demonstrates that mineralization is consistent across the assessed area.

Management plans to focus on improving head grades and maintaining production at a rate of approximately 400 tpd, while stockpiling ore at the plant and producing it in batches. The Company is ramping down to the Santa Rosa de Lima zone in an effort to improve head grades as well as focus on the reinterpretation of geology at Cusi.

A summary of production for the Cusi Mine for Q2 2017 has been provided below:

Cusi Production	3 Months Ended			6 Months Ended
	Q2 2017	Q2 2016	% Var.	Q2 2017	Q2 2016	% Var.

Tonnes processed (mt)	23,956	52,226	-54%	58,497	101,979	-43%
Daily throughput	274	597	-54%	334	583	-43%

Silver grade (g/t)	188.95	181.50	4%	163.66	178.02	-8%
Gold grade (g/t)	0.27	0.23	19%	0.26	0.26	-1%
Lead grade	1.11%	1.19%	-6%	1.19%	1.29%	-8%
Zinc grade	1.08%	1.15%	-6%	1.19%	1.26%	-6%

Silver recovery	65.42%	69.14%	-5%	64.76%	71.54%	-9%
Gold recovery	60.72%	57.12%	6%	59.10%	62.49%	-5%
Lead recovery	78.02%	80.97%	-4%	79.38%	83.07%	-4%
Zinc recovery	45.80%	38.53%	19%	40.86%	40.39%	1%

Silver ounces (000's)	95	211	-55%	199	418	-52%
Gold ounces	126	217	-42%	285	531	-46%
Lead pounds (000's)	457	1,105	-59%	1,218	2,417	-50%
Zinc pounds (000's)	262	510	-49%	625	1,147	-46%

Silver equivalent ounces (000's)(1)	138	302	-54%	306	622	-51%
Copper equivalent pounds (000's)(1)	1,181	2,579	-54%	2,618	5,320	-51%

(1) Silver equivalent ounces & copper equivalent pounds were calculated using the following metal prices: $19.50/oz Ag, $2.28/lb Cu, $0.85/lb Pb, $1.05/lb Zn, $1,369/oz Au.

Quality Control

All technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE MKT Exchange under the symbol "SMTS".

Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws related to the Company (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the Company's operations, including anticipated developments in the Company's operations in future periods, the Company's planned exploration activities, the adequacy of the Company's financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company's operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company's properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company's securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company's compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Continue to watch our progress at:

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SOURCE Sierra Metals Inc.

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For further information: regarding Sierra Metals, please visit www.sierrametals.com or contact: Mike McAllister, Vice President, Corporate Development, Sierra Metals Inc., Tel: +1 (416) 366-7777, Email: info@sierrametals.com; Igor Gonzales, President & CEO, Sierra Metals Inc., Tel: +1 (416) 366-7777

CO: Sierra Metals Inc.

CNW 07:00e 17-JUL-17